BEIJING CENTURY CITY HONG KONG IRVINE SPECTRUM LONDON LOS ANGELES	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	NEWPORT BEACH SAN FRANCISCO SHANGHAI SILICON VALLEY TOKYO WASHINGTON, D.C.

January 3, 2008

BY EDGAR AND BY FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Adé K. Heyliger, Special Counsel, Office of Mergers and Acquisitions

Re:	Harrah’s Operating Company, Inc.

Schedule TO-I filed December 24, 2007

File No. 005-80865

Dear Mr. Heyliger:

Set forth below is the response of Harrah’s Operating Company, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced Schedule TO-I filed December 24, 2007 (the “Schedule TO”). The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comment in bold typeface, followed by the Company’s response thereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

General

1. Please tell us what consideration was given to whether the Sponsors should be identified as an offeror in the Tender Offer. For guidance, we refer you to Section II.D.2 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. In this regard, we note your disclosure that the Offer will be funded by equity contributions from the Sponsors and debt financing obtained by Hamlet Holdings, which was formed and controlled by the Sponsors.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsors should not be identified as an offeror in the Tender Offer when taking into consideration the criteria set forth in Section II.D.2 of the Current Issues Outline dated November 14, 2000. The Offer being made by the Company is not a requirement for completion of the Acquisition. More specifically, the Offer will not be funded by equity contributions from the Sponsors or debt financing obtained by Hamlet Holdings. The sources and uses of funds described in the Schedule TO encompass all aspects of the Acquisition and related debt refinancings that will take place at the close of the Acquisition because the Company determined that it would be best to provide to the holders of the Notes a full picture of the Acquisition and all related transactions taking place should the holders decide to decline the Offer, but the Company did not intend to imply that any amounts contributed by the Sponsors in order to complete the Acquisition would be used to complete the Offer.

All equity contributions by the Sponsors, which will amount to approximately $6,096 million, will be made to Harrah’s Entertainment, Inc., the direct parent of the Company (the “Parent”), and these funds will be used by the Parent to pay a portion of the approximately $17.1 billion merger consideration to be paid to the holders of the Parent’s common stock in connection with the Acquisition. None of these funds will be contributed to the Company or otherwise used by the Parent or the Company to acquire the Notes that are subject to the Offer. The funds that will be used to purchase the Notes will come from a combination of proceeds from new senior secured credit facilities and new senior unsecured indebtedness that will be incurred by the Company prior to completion of the Offer. Although Hamlet Holdings obtained the original commitments from the lenders of this indebtedness, the commitments provide that it will be the Company, and not Hamlet Holdings, that will actually incur such indebtedness. The Company will then use the proceeds from this indebtedness to complete the Offer and the refinancing of other Company indebtedness, including its existing credit facilities and several series of Company-issued debt securities, each as described in the “Sources and Amount of Funds” section of the tender offer statement incorporated into the Schedule TO.

*****

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

By:	/s/ Monica K. Thurmond
Monica K. Thurmond
of O’MELVENY & MYERS LLP

cc:	Michael D. Cohen

Harrah’s Entertainment, Inc.

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